Exhibit 99.3

FORM OF LETTER
CACHE, INC.

Subscription Rights to Purchase Shares of Common Stock

Offered Pursuant to Subscription Rights
Distributed to Stockholders of Cache, Inc.

May     , 2014

Dear Stockholder:

        This letter is being distributed by Cache, Inc. ("Cache") to all holders of record of shares of its common stock, par value $0.01 per share (the "Common Stock"), at 5:00 p.m., New York City time, on May 8, 2013 (the "Record Date"), in connection with a distribution in a rights offering (the "Rights Offering") of non-transferable subscription rights (the "Rights") to subscribe for and purchase shares of Common Stock. The Rights and Common Stock are described in the accompanying offering prospectus covering the Rights and the shares of Common Stock issuable upon their exercise dated May 9, 2013 (the "Prospectus").

        In the Rights Offering, Cache is offering an aggregate of 7,500,000 shares of Common Stock, as described in the Prospectus.

        The Rights will expire, if not exercised prior to 5:00 p.m., New York City time, on May 22, 2013, unless extended (the "Expiration Time") by the board of directors in its sole discretion.

        As described in the Prospectus, you will receive approximately 34.2% of a whole Right for each share of Common Stock owned of record as of 5:00 p.m., New York City time, on the Record Date. Each whole Right allows you to subscribe for one share of Common Stock (the "Basic Subscription Right") at the cash price of $2.00 per full share (the "Subscription Price"). For example, if you owned 100 shares of Common Stock as of 5:00 p.m., New York City time on the Record Date, you would receive 34 Rights (rounded down from approximately 34.2 Rights) and would have the right to purchase 34 shares of Common Stock for the Subscription Price.

        In the event that you purchase all of the shares of Common Stock available to you pursuant to your Basic Subscription Right, you may also exercise an over-subscription right (the "Over-Subscription Right") to purchase shares of Common Stock that are not purchased by stockholders through the exercise of their Basic Subscription Rights (such shares, determined taking into account the limitation described in the remainder of this sentence, the "Unsubscribed Shares"), subject to the limitation that, if any Over-Subscription Rights are exercised, Cache will not issue a number of shares in excess of 7,500,000 pursuant to the exercise of Basic Subscription Rights and Over-Subscription Rights.

        To the extent the number of the Unsubscribed Shares is not sufficient to satisfy all of the properly exercised Over-Subscription Right requests, then the Unsubscribed Shares will be prorated among those who properly exercised their Over-Subscription Right in proportion to the number of shares of Common Stock each Rights holder owned as of 5:00 p.m., New York City time, on the record date, relative to the number of shares owned as of 5:00 p.m., New York City time, on the record date by all Rights holders exercising the Over-Subscription Right.

        If this allocation results in you receiving a greater number of shares of Common Stock than you subscribed for pursuant to the exercise of the Over-Subscription Right, you will only be allocated the number of shares of Common Stock for which you subscribed and the remaining shares will be allocated among the other Rights holders exercising the Over-Subscription Right on the same pro rata basis described above.

        You will be required to submit payment in full for all the shares you wish to buy with your Basic Subscription Right and your Over-Subscription Right. Because Cache will not know the total number of Unsubscribed Shares prior to the Expiration Time, if you wish to maximize the number of shares you may purchase pursuant to your Over-Subscription Right, you will need to deliver payment in an amount equal to the aggregate Subscription Price for the number of shares of Common Stock you would like to purchase pursuant to your Basic Subscription Right and your Over-Subscription Right, such number of shares to be determined by you based on the assumption that no stockholder other than you has purchased any shares of Common Stock pursuant to the Basic Subscription Right and Over-Subscription Right. Fractional Rights remaining after aggregating all of the Rights distributed to you will be rounded down to the nearest whole number to ensure that Cache offers no more than 7,500,000 shares of Common Stock in the Rights Offering. Any excess subscription payments received by Continental Stock Transfer and Trust Company (the "Subscription Agent") will be returned, without interest, as soon as practicable.

        Cache can provide no assurances that you will actually be entitled to purchase the number of shares of Common Stock you request upon the exercise of your Over-Subscription Right. Cache will not be able to satisfy your exercise of the Over-Subscription Right if the Rights Offering is subscribed in full, and Cache will only honor an Over-Subscription Right to the extent sufficient Unsubscribed Shares are available, subject to the limitations set forth above.

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  To the extent the aggregate Subscription Price of the maximum number of Unsubscribed Shares available to you pursuant to the Over-Subscription Right is less than the amount you actually paid in connection with the exercise of the Over-Subscription Right, you will be allocated only the number of Unsubscribed Shares available to you, and any excess subscription payment received by the Subscription Agent will be returned, without interest, as soon as practicable.

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  If you properly exercise your Over-Subscription Right for an aggregate amount of shares that is less than or equal to the number of Unsubscribed Shares, you will be allocated the number of Unsubscribed Shares for which you actually paid in connection with the Over-Subscription Right. See "The Rights Offering—The Subscription Rights—Over-Subscription Right."

        The Rights are evidenced by a non-transferable Rights certificate (the "Non-Transferable Rights Certificate") registered in your name and will cease to have any value at the Expiration Time.

        Enclosed are copies of the following documents:

          1.     The Prospectus;

          2.     A Non-Transferable Rights Certificate evidencing the Rights for which you are the holder of record;

          3.     Instructions as to the use of Cache, Inc. Non-Transferable Rights Certificates;

          4.     A return envelope addressed to Continental Stock Transfer and Trust Company, the Subscription Agent.

        Your prompt action is requested. To exercise the Rights, you should deliver the properly completed and signed Non-Transferable Rights Certificate, with payment of the Subscription Price in full for each share of Common Stock subscribed for pursuant to the Basic Subscription Right and the Over-Subscription Right, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Non-Transferable Rights Certificate with payment of the Subscription Price, including final clearance of any checks, prior to the Expiration Time. A Rights holder cannot revoke the exercise of its Rights. Rights not exercised prior to the Expiration Time will expire.

        Additional copies of the enclosed materials may be obtained from Morrow & Co., LLC, the Information Agent. The Information Agent's telephone number is 1-800-662-5200. Any questions or requests for assistance concerning the rights offering should be directed to the Information Agent.

Very truly yours,

Cache, Inc.